SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

Komag, Incorporated
(Name of Subject Company)
Western Digital Corporation
State M Corporation
(Name of Person(s) Filing Statement (Offerors))
Common Stock, $.01 par value per share
(Title of Class of Securities)
500453204
(CUSIP Number of Class of Securities)
Raymond M. Bukaty
Senior Vice President, Administration, General Counsel and Secretary
Western Digital Corporation
20511 Lake Forest Drive
Lake Forest, California 92630
(949) 672-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Jay Herron, Esq.
Steve L. Camahort, Esq.
O’Melveny & Myers LLP
610 Newport Center Drive
17th Floor
Newport Beach, CA 92660
(949) 760-9600
Calculation of Filing Fee

Transaction Valuation:*	Amount of Filing Fee:*

*Not Applicable	*Not Applicable

☐ Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identity the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
☒ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
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Western Digital & Komag Conference Call Remarks
Thursday, June 28, 2007
John Coyne, Western Digital President & CEO
Good afternoon, everyone. Thank you for joining us on this call to announce our agreement to acquire Komag. With me today are Steve Milligan, chief financial officer of WD, Tim Leyden, Western Digital’s executive vice president of finance, and Tim Harris, CEO of Komag.
Let me begin with a brief overview of the transaction announced today, which has been unanimously recommended by both companies’ board of directors:
•	WD has made a $984 million cash offer to acquire Komag, at $32.25 per Komag share.

•	We expect to fund the acquisition through a combination of company cash and a term loan.

•	This will be structured as a tender offer and back-end cash merger, with the transaction expected to close in calendar Q3 2007 subject to customary regulatory approvals and other closing conditions.
I would now like to share some of our thinking and intent in taking this important strategic step. Afterward, Tim Leyden will address some of the advantages that we expect to achieve in the WD business model from this combination, and Tim Harris will speak about the rationale for Komag in taking this step. We will then take your questions.
I think it is important to note that for competitive reasons, we will not provide as much quantitative information today as you might prefer but that we expect to be in a position to provide more information when the transaction closes.
I would also like to mention that the focus of today’s call and the Q&A will be solely on the transaction announced today. Given the timing of today’s announcement at the end of the June quarter, neither WD nor Komag will be addressing industry conditions nor WD’s outlook for the current quarter on this call. However I would call to your attention, Komag’s separate press release today about their revised outlook for the June quarter.
This acquisition of Komag by WD is strategic. It positions WD as a leading vertically integrated hard drive supplier for years to come. Having our own internal media supply will enable us to compete more efficiently. We will be better positioned to invest in innovation and develop new technologies, enhancing our ability to compete at the cutting edge of this business.
On an industry note, today’s announcement is a continuation of a trend we have seen playing out in the last several years of asset rationalization—a good thing for this industry and our customers.
We have seen a consolidation of HDD suppliers and a thinning of the merchant supply base for critical technology components such as heads and media. Having control of the key technologies has become even more important in this context.
As Western Digital has grown profitably to become the world’s second largest HDD supplier, the advantages of controlling our own destiny over the development and supply of these components—and being able to capture the synergies between them at the system level—have become increasingly evident.
It is important to consider that Western Digital has a strong track record of integrating acquired operations quickly and efficiently.

Beginning in 2003, we recognized and achieved the advantages of greater vertical integration when we acquired and integrated the assets of Read-Rite: this assured us of long term access to head technology and the opportunity for improvement in operational flexibility in an industry where short cycle times and high quality are increasingly important.
Additionally, we successfully integrated the desktop hard drive manufacturing operations of Fujitsu in Thailand in 2001.
Over the last seven years, we have built a successful business model and track record based on the attributes of quality, reliability, high asset efficiency, crisp execution and a competitive cost structure. Managing high-volume manufacturing operations efficiently is what we do for a living at Western Digital, and we do it with great passion and focus.
While there are significant differences between the acquisitions of Read-Rite and Komag, we see the opportunity to further enhance our cost leadership model and to achieve many of the same long-term strategic benefits in acquiring Komag.
In contrast to Read-Rite at the time of its acquisition by WD in 2003, Komag is a highly-efficient, highly-utilized operation with good technology that is executing well for its customers. I would also note that Komag is an industry leader in shipment of perpendicular magnetic recording media.
The physical proximity, cultural similarities and integration of the two companies’ R&D organizations in Northern California and our manufacturing operations in Malaysia and Thailand are expected to advance our ongoing mission to tighten our supply chain and achieve low-cost, high-velocity leadership in the industry.
Another factor in our decision was one of scale. WD is now the world’s second largest supplier of hard drives and this acquisition puts the company in a position to be in greater control of its own destiny in the dynamic storage marketplace, further differentiating us from many other players in the industry.
Now, let me address our media supply strategy post the Komag acquisition. While we plan to provide the majority of our media needs internally, we will continue to source significant volumes from the merchant market. We greatly value our supplier relationships and we look forward to continued mutually beneficial business in the future.
This hybrid media supply strategy will enable WD to benchmark its own technology against the best available merchant media, hedge our execution risk and share our total development costs. This approach has worked extremely well with heads and we believe it is equally applicable for media.
We do not underestimate the challenge we face, but figuring out how to make assets and operations work more efficiently is a key part of the Western Digital DNA. And we look forward to doing exactly that with Tim Harris and the rest of the Komag team and we welcome them to Western Digital.
I would now ask Tim Leyden to address the financial impact of the acquisition.
Tim Leyden, Western Digital Executive Vice President of Finance
I would now like to describe the terms of the Komag acquisition and then share with you some of the financial parameters of the transaction and its potential impact on our long-term business model.

We currently estimate that the total cost of the acquisition will be approximately $1.0 billion, consisting of cash paid for Komag’s outstanding stock, employee stock equivalents and other costs of the acquisition.
From an accounting point of view, the acquisition will result in fair-value adjustments to Komag’s current carrying costs of assets and liabilities, including recognition of intangible assets such as purchased technology. This will result in incremental depreciation and amortization expense for the next several years. The amount of this incremental non-cash expense will be based on valuation work that will be performed in conjunction with the acquisition. In addition, we expect there will be a one-time charge for in-process research and development in the quarter in which the acquisition closes.
As indicated in our press release, this transaction will be funded through a combination of cash and debt. To that end, we have secured a term loan of up to $1.25 billion.
Now let me take you through the expected impact of the acquisition on the next several quarters.
For the March quarter, WD accounted for approximately 35 percent of Komag’s revenue. Komag’s other major customers are Seagate and Hitachi. Post closing, we are prepared to provide all customers with the committed volumes outlined in their existing volume purchase arrangements. However, customers will determine their media and substrate requirements. Therefore, there could be a significant reduction in volumes from those customers that will not be immediately replaced by our own internal requirements. Accordingly, we believe it is prudent to model a short-term negative impact to our gross margin related to unabsorbed fixed cost. This short-term impact could last for approximately three quarters post closing. This impact could be $25 to $30 million dollars per quarter. Additionally, we expect some exceptional transition-related costs totaling approximately $20 to $30 million dollars. The amortization of intangibles resulting from fair value adjustments to the media assets will be approximately $20 to $30 million dollars per quarter. We expect to be able to provide more specifics on this subject after we close the transaction.
From an operating expense standpoint, our spending is expected to increase by about $20 million per quarter, most of which will be for ongoing media-related research and development. Also our first quarter will include a one-time charge for in-process research and development.
Turning to our business model, John has outlined several of the operational benefits of the acquisition. As indicated, we now expect to produce a significant amount of our media volumes internally, but we will continue to procure meaningful volumes from the merchant market.
We believe that, on a long-term basis, our costs will decrease resulting in a potential increase to our gross margin of approximately 250 basis points.
Our net margins will potentially improve by up to 100 basis points once the full benefits of the acquisition have been realized.
From a balance sheet perspective, we expect that a more vertically integrated enterprise will require increased inventory levels that might fluctuate based on the market condition for precious metals. Consequently we expect our inventory turns to reduce. Historically, our inventory turns have ranged from 18 to 20.
Lastly, capital expenditures, when viewed as an average over several years, will increase by approximately $80 million annually to sustain current capacity.
Excluding the impact from amortization of acquisition-related intangibles, we expect the acquisition to be accretive to earnings by the first quarter of fiscal 2009.

Tim Harris, Komag Chief Executive Officer:
This is an exciting time for Komag and all of its constituents. Given the ongoing rationalization of assets throughout our global industry, the acquisition of Komag by WD is the natural next step in the close customer-supplier relationship between the two companies. This is a good transaction for WD, for Komag and for the HDD industry.
The transaction we announced today will provide our shareholders with an attractive price as well as value certainty in this dynamic industry. WD is already closely embedded as a customer in Komag’s processes and is therefore uniquely positioned to benefit from Komag’s media capabilities.
As John indicated, the two companies have a great deal in common culturally and in their focus on operational excellence. On behalf of the Komag team, we look forward to being part of the WD organization and delivering our leading technology, know-how, and execution capabilities to the continued success of WD.
Forward-Looking Statements
This document contains forward-looking statements that are subject to certain risks and uncertainties and are subject to change at any time. Factors that could cause actual results to differ materially include, but are not limited to, costs related to the proposed tender offer and merger, the risk of failing to meet the minimum tender condition or obtain any required stockholder or regulatory approvals or satisfy other conditions to the transaction, the risk that the transaction will not close or that closing will be delayed, the risk that the business of Western Digital Corporation (“WD”) will suffer due to uncertainty related to the transaction and other risks related to WD’s business set forth in its filings with the Securities and Exchange Commission, including WD’s quarterly Report on Form 10-Q for the quarter ended March 31, 2007. There can be no assurance that the tender offer and second-step merger or any other transaction will be consummated, or if consummated, that it will increase shareholder value. The forward-looking statements involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the control of WD. WD cautions investors that any forward-looking statements made by it are not guarantees of future performance or events. WD disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments, except to the extent required by law.
Additional Information and Where to Find it:
The tender offer for the outstanding common stock of Komag has not yet commenced. This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Komag common stock will be made only pursuant to an offer to purchase and related materials that WD intends to file with the SEC on Schedule TO. Komag stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Komag stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s Web site at www.sec.gov, from the Information Agent named in the tender offer documents and from WD .
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